SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2026

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F   ☐

QUARTERLY REPORT

Quarter Ended June 30, 2026

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income, to “FVTPL” are to fair value through profit and loss and to “NCI” are to non-controlling interests.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications, to “BLAs” are to Biologics License Applications, to “INDs” are to Investigational New Drug Applications, to “MAAs” are to Marketing Authorization Applications and to “NDSs” are to New Drug Submissions. References to the “SEC” are to the U.S. Securities and Exchange Commission.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated. References to “HUF” are to a Hindu Undivided Family, a form of entity found in India among related family members.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.94.66, as published by Federal Reserve Board of Governors on June 30, 2026. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•          our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing, safety or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; and our ability to successfully undertake licensing opportunities;

•          current challenges associated with conducting business globally, including uncertainty related to ongoing geopolitical instability and armed conflicts and hostilities (including between Russia and Ukraine and conflicts in Middle East) and its adverse effects on the global supply chain, or economic instability, major hostilities or terrorism;

•          our generics medicines business, including: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; and returns, allowances and chargebacks;

•          compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•          the effects of changes in U.S. tariffs or foreign trade laws (including laws designed to facilitate most-favored-nation (“MFN”) pricing requirements), or retaliatory measures by other countries in response, including: increased business costs and impacts on supply chains; new operational challenges as we navigate a more complex business landscape; and business uncertainty that adversely affects macroeconomic conditions;

•          other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•          compliance matters, including lapses by our U.S. or overseas employees, third-party distributors or marketing and distribution agents in complying with the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws,  which could result in adverse consequences to us, including without limitation causing us to be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities;

•          risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) and climate change topics; and

•          those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2026 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2026		June 30, 2026		March 31, 2026
		Convenience translation (See Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	118	Rs.	11,204	Rs.	15,368
Other investments	5		742		70,223		72,446
Trade and other receivables	6		1,062		100,557		101,219
Inventories	7		850		80,473		76,531
Derivative financial instruments			5		510		155
Other current assets	8		384		36,364		36,256
Total current assets		U.S.$	3,162	Rs.	299,331	Rs.	301,975
Non-current assets
Property, plant and equipment	9	U.S.$	1,221	Rs.	115,549	Rs.	115,930
Goodwill	10		136		12,860		12,893
Other intangible assets	11		1,094		103,603		105,059
Investment in equity accounted investees			61		5,798		5,673
Other investments	5		106		10,081		10,695
Deferred tax assets			245		23,166		22,436
Tax assets			40		3,806		3,459
Other non-current assets	8		12		1,111		1,226
Total non-current assets		U.S.$	2,915	Rs.	275,974	Rs.	277,371
Total assets		U.S.$	6,077	Rs.	575,305	Rs.	579,346
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	396	Rs.	37,497	Rs.	33,411
Short-term borrowings	13		609		57,688		59,135
Long-term borrowings, current portion	13		25		2,380		6,003
Provisions			73		6,944		7,550
Tax liabilities			45		4,260		4,310
Derivative financial instruments			53		5,048		6,898
Other current liabilities	12		460		43,524		50,259
Total current liabilities		U.S.$	1,661	Rs.	157,341	Rs.	167,566
Non-current liabilities
Long-term borrowings	13	U.S.$	126	Rs.	11,884	Rs.	12,203
Deferred tax liabilities			171		16,207		15,568
Provisions			1		122		109
Other non-current liabilities	12		32		3,016		3,443
Total non-current liabilities		U.S.$	330	Rs.	31,229	Rs.	31,323
Total liabilities		U.S.$	1,991	Rs.	188,570	Rs.	198,889
Equity
Share capital	14	U.S.$	9	Rs.	835	Rs.	835
Treasury shares	14		(17)		(1,562)		(1,815)
Share premium			121		11,459		11,364
Share-based payment reserve			18		1,681		1,684
Capital redemption reserve			2		173		173
Retained earnings			3,765		356,419		351,984
Other reserves			42		3,979		3,979
Other components of equity			110		10,444		8,859
Equity attributable to equity holders of the parent company		U.S.$	4,051	Rs.	383,428	Rs.	377,063
Non-controlling interests			35		3,307		3,394
Total equity			4,086		386,735		380,457
Total liabilities and equity		U.S.$	6,077	Rs.	575,305	Rs.	579,346

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the three months ended June 30,
Particulars	Note	2026		2026		2025
		Convenience translation (See Note 2(e))
Revenues	15	U.S.$	853	Rs.	80,705	Rs.	85,452
Cost of revenues			456		43,165		36,825
Gross profit			397		37,540		48,627
Selling, general and administrative expenses			304		28,820		25,647
Research and development expenses			61		5,766		6,244
Impairment of non-current assets			-*		15		-
Other income, net	16		(9)		(845)		(739)
Total operating expenses			357		33,756		31,152
Results from operating activities (A)			40		3,784		17,475
Finance income	17		32		2,989		2,400
Finance expense	17		(14)		(1,255)		(830)
Finance income, net (B)			18		1,734		1,570
Share of profit of equity accounted investees, net of tax (C)			-*		8		2
Profit before tax [(A)+(B)+(C)]			58		5,526		19,047
Tax expense, net	18		12		1,178		4,951
Profit for the period		U.S.$	46	Rs.	4,348	Rs.	14,096

Attributable to:
Equity holders of the parent company		U.S.$	47	Rs.	4,435	Rs.	14,178
Non-controlling interests			(1)		(87)		(82)

Earnings per share attributable to equity holders of the parent company
Basic earnings per share of Rs.1/- each		U.S.$	0.06	Rs.	5.32	Rs.	17.04
Diluted earnings per share of Rs.1/- each		U.S.$	0.06	Rs.	5.32	Rs.	17.02

*Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

      (in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2026		2026		2025
	Convenience translation (See Note 2(e))
Profit for the period	U.S.$	46	Rs.	4,348	Rs.	14,096
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-*	Rs.	(1)	Rs.	5
Actuarial gains/(losses) on post-employment benefit obligations		-*		(7)		-
Tax impact on above items		-*		2		-
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	-*	Rs.	(6)	Rs.	5
Items that will be reclassified subsequently to the consolidated income statement:
Foreign currency translation adjustments		6		600		2,080
Effective portion of changes in fair value of cash flow hedges		14		1,324		130
Tax impact on above items		(4)		(333)		(33)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	16	Rs.	1,591	Rs.	2,177
Other comprehensive income/(loss) for the period, net of tax	U.S.$	16	Rs.	1,585	Rs.	2,182
Total comprehensive income for the period, net of tax	U.S.$	62	Rs.	5,933	Rs.	16,278

Attributable to:
Equity holders of the parent company	U.S.$	64	Rs.	6,020	Rs.	16,360
Non-controlling interests		(2)		(87)		(82)

*Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Other Reserves(3)		Total		Non- controlling interests(2)		Total Equity
Balance as of April 1, 2026 (A)	Rs.	835	Rs.	11,364	Rs.	(1,815)	Rs.	1,684	Rs.	(2,686)	Rs.	13,198	Rs.	(1,163)	Rs.	173	Rs.	(490)	Rs.	351,984	Rs.	3,979	Rs.	377,063	Rs.	3,394	Rs.	380,457
Profit for the period		-		-		-		-		-		-		-		-		-		4,435		-		4,435		(87)		4,348
Net change in fair value of equity instruments, net of tax benefit of Rs.0		-		-		-		-		(1)		-		-		-		-		-		-		(1)		-		(1)
Foreign currency translation adjustments, net of tax expense of Rs.0		-		-		-		-		-		600		-		-		-		-		-		600		-		600
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.333		-		-		-		-		-		-		991		-		-		-		-		991		-		991
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.2		-		-		-		-		-		-		-		-		(5)						(5)				(5)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(1)	Rs.	600	Rs.	991	Rs.	-	Rs.	(5)	Rs.	4,435	Rs.	-	Rs.	6,020	Rs.	(87)	Rs.	5,933
Issue of equity shares on exercise of options		-*		95		253		(100)		-		-		-		-		-		-		-		248		-		248
Share-based payment expense		-		-		-		97		-		-		-		-		-		-		-		97		-		97
Total transactions (C)	Rs.	-	Rs.	95	Rs.	253	Rs.	(3)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	345	Rs.	-	Rs.	345
Balance as of June 30, 2026 [(A)+(B)+(C)]	Rs.	835	Rs.	11,459	Rs.	(1,562)	Rs.	1,681	Rs.	(2,687)	Rs.	13,798	Rs.	(172)	Rs.	173	Rs.	(495)	Rs.	356,419	Rs.	3,979	Rs.	383,428	Rs.	3,307	Rs.	386,735
Convenience translation (See note 2(e))	U.S.$	9	U.S.$	121	U.S.$	(17)	U.S.$	18	U.S.$	(28)	U.S.$	146	U.S.$	(2)	U.S.$	2	U.S.$	(5)	U.S.$	3,765	U.S.$	42	U.S.$	4,051	U.S.$	35	U.S.$	4,086

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Other Reserves(3)		Total		Non- controlling interests(2)		Total Equity
Balance as of April 1, 2025 (A)	Rs.	834	Rs.	11,133	Rs.	(2,264)	Rs.	1,642	Rs.	(2,651)	Rs.	5,255	Rs.	108	Rs.	173	Rs.	(613)	Rs.	315,793	Rs.	3,979	Rs.	333,388	Rs.	3,778	Rs.	337,166
Profit for the period		-		-		-		-		-		-		-		-		-		14,178		-		14,178		(82)		14,096
Net change in fair value of equity instruments		-		-		-		-		5		-		-		-		-		-		-		5		-		5
Foreign currency translation adjustments, net of tax expense of Rs.0		-		-		-		-		-		2,080		-		-		-		-		-		2,080		-		2,080
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.33		-		-		-		-		-		-		97		-		-		-		-		97		-		97
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	5	Rs.	2,080	Rs.	97	Rs.	-	Rs.	-	Rs.	14,178	Rs.	-	Rs.	16,360	Rs.	(82)	Rs.	16,278
Issue of equity shares on exercise of options		1		139		223		(165)		-		-		-		-		-		-		-		198		-		198
Share-based payment expense		-		-		-		112		-		-		-		-		-		-		-		112		-		112
Total transactions (C)	Rs.	1	Rs.	139	Rs.	223	Rs.	(53)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	310	Rs.	-	Rs.	310
Balance as of June 30, 2025 [(A)+(B)+(C)]	Rs.	835	Rs.	11,272	Rs.	(2,041)	Rs.	1,589	Rs.	(2,646)	Rs.	7,335	Rs.	205	Rs.	173	Rs.	(613)	Rs.	329,971	Rs.	3,979	Rs.	350,059	Rs.	3,696	Rs.	353,755

*Rounded to the nearest million.

(1)      Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”).

(2)      Represents 49% ownership stake held by Nestlé India Limited in Dr. Reddy’s and Nestlé Health Science Limited (which the Company sometimes refers to as its “Nutraceuticals subsidiary”).

(3)      Following the acquisition of a non-controlling interest (“NCI”) in the Nutraceuticals subsidiary by Nestlé India, the difference between cash consideration received from such NCI and the proportionate share of net assets is recognized in “Other reserves” within equity

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the three months ended June 30,
	2026		2026		2025
Particulars	Convenience translation (See Note 2(e))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	46	Rs.	4,348	Rs.	14,096
Adjustments for:
Tax expense, net		12		1,178		4,951
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(11)		(1,081)		(730)
Depreciation and amortization		57		5,372		4,765
Impairment of non-current assets		-*		15		-
Allowance for credit losses (on trade receivables and other advances)		1		75		215
Gain on sale or de-recognition of non-current assets, net		(4)		(368)		40
Share of profit of equity accounted investees		-*		(8)		(2)
Inventories write-down		36		3,451		1,635
Unrealized exchange loss/(gain), net		(3)		(323)		1,224
Interest expense/(income), net		3		256		(298)
Equity settled share-based payment expense		1		97		112
Changes in operating assets and liabilities:
Trade and other receivables		17		1,573		(4,807)
Inventories		(77)		(7,260)		(6,150)
Trade and other payables		45		4,284		6,203
Other assets and other liabilities, net		(112)		(10,594)		(3,437)
Cash generated from operations		11		1,015		17,817
Income tax paid, net		(21)		(1,942)		(3,188)
Net cash (used in)/ from operating activities	U.S.$	(10)	Rs.	(927)	Rs.	14,629
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		(36)		(3,426)		(6,861)
Proceeds from sale of property, plant and equipment		4		356		32
Purchase of other intangible assets		(3)		(276)		(3,286)
Proceeds from sale of other intangible assets		22		2,115		-
Purchase of other investments		(125)		(11,842)		(12,221)
Proceeds from sale of other investments		166		15,744		2,360
Proceeds from disposal of subsidiary		-*		5		-
Investment in associates		-		-		(51)
Payment for acquisition of businesses (Refer to Note 23 for details)		(2)		(220)		-
Interest and dividend received		15		1,380		835
Net cash from/ (used in) investing activities	U.S.$	41	Rs.	3,836	Rs.	(19,192)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)		3		248		196
(Repayment)/Proceeds from short-term borrowings, net		(18)		(1,709)		70
Repayment of long-term borrowings		(40)		(3,799)		-
Payment of principal portion of lease liabilities		(3)		(313)		(326)
Interest paid		(16)		(1,544)		(1,143)
Net cash (used in) financing activities	U.S.$	(74)	Rs.	(7,117)	Rs.	(1,203)
Net decrease in cash and cash equivalents		(43)		(4,208)		(5,766)
Effect of exchange rate changes on cash and cash equivalents		-*		39		177
Cash and cash equivalents at the beginning of the period*		162		15,368		14,593
Cash and cash equivalents at the end of the period** (Refer to Note 4 for details)	U.S.$	119	Rs.	11,199	Rs.	9,004

* Adjusted for bank overdraft of Rs.61 for the year ended March 31, 2025.

** Adjusted for bank overdraft of Rs.5 for the three months ended June 30, 2026.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.       Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares are listed on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.       Basis of preparation of financial statements

a)    Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These interim financial statements were authorized for issuance by the Company’s Board of Directors on July 22, 2026.

b) Material accounting policies information

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2026 contained in the Company’s Annual Report on Form 20-F.

New Standards, interpretations and amendments adopted by the Company effective from April 1, 2026

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after January 1, 2026. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”, relating to the classification and measurement of financial instruments, which:

•       clarify that a financial liability is derecognized on the 'settlement date' - i.e., the date when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;

•       clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;

•       clarify the treatment of non-recourse assets and contractually linked instruments; and

•       require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (“FVTOCI”).

This amendment has no material impact on these interim financial statements.

Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements.

Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.      Basis of preparation of financial statements (continued)

b)   Material accounting policies information (continued)

The amendments include:

•       clarifying the application of the ‘own-use’ requirements for in-scope contracts;

•       permitting hedge accounting if these contracts are used as hedging instruments; and

•       adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

This amendment has no material impact on these interim financial statements.

New Standards and Amendments not yet effective as on April 1, 2026

Certain new standards and amendments to standards are not yet effective for annual periods beginning on April 1, 2026 and have not been applied in preparing these interim financial statements that could have potential impact on the interim financial statements of the Company are:

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements”, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals.

Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. The first three categories are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective retrospectively for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed.

The Company is currently assessing the impact of adopting IFRS 18 and other amendments on these interim financial statements.

c)    Basis of consolidation

Subsidiaries

These interim financial statements comprise the consolidated financial statements of the parent company and its subsidiaries as at June 30, 2026. Subsidiaries are all entities that are controlled by the Company. Control exists when the Company (i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The financial statements of subsidiaries are included in these interim financial statements from the date when the Company obtains control and continues until the date that control ceases.

Changes in ownership interests:

Acquisition of some or all of the NCIs in an entity and changes in the interests in subsidiaries that do not result in a loss of control are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration received and the carrying value of the NCI is recorded as an adjustment to Other reserves that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Profit, loss, and equity attributed to NCIs in subsidiaries are shown separately in the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim statement of changes in equity and consolidated interim statement of financial position, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.    Basis of preparation of financial statements (continued)

b)   Material accounting policies information (continued)

d)    Basis of measurement

These interim financial statements have been prepared on the historical cost convention, except for the following material items in the statements of financial position which are measured on the basis stated below and in accordance with the respective accounting policies:

•       derivative financial instruments are measured at fair value;

•       financial assets and financial liabilities are measured either at fair value or at amortized cost, depending on the classification based on accounting policy; and

•       equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively.

e)    Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months ended June 30, 2026 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.94.66, as published by the Federal Reserve Board of Governors on  June 30, 2026. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s Independent Registered Public Accounting Firm.

f)    Use of judgments, estimates and assumptions

The preparation of interim financial statements in conformity with IFRS accounting standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates. In preparing these interim financial statements, the judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2026.

3.    Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments and does not review the total assets and liabilities of an operating segment. The Company’s Chief Executive Officer (“CEO”) is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•       Global Generics;

•       Pharmaceutical Services and Active Ingredients (“PSAI”); and

•       Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment also includes the operations of the Company’s biologics business and the portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category that the Company acquired from Haleon UK Enterprises Limited (the “NRT Business”).

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others. This segment consists of the Company’s other business operations, which includes the Company’s wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.       Segment reporting (continued)

Information about segments:	For the three months ended June 30, 2026								For the three months ended June 30, 2025
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	71,993	Rs.	8,519	Rs.	193	Rs.	80,705	Rs.	75,620	Rs.	8,181	Rs.	1,651	Rs.	85,452
Gross profit	Rs.	37,123	Rs.	381	Rs.	36	Rs.	37,540	Rs.	46,086	Rs.	1,082	Rs.	1,459	Rs.	48,627
Selling, general and administrative expenses								28,820								25,647
Research and development expenses								5,766								6,244
Impairment of non-current assets								15								-
Other income, net								(845)								(739)
Results from operating activities							Rs.	3,784							Rs.	17,475
Finance income/(expense), net								1,734								1,570
Share of profit of equity accounted investees, net of tax								8								2
Profit before tax							Rs.	5,526							Rs.	19,047
Tax expense								1,178								4,951
Profit for the period							Rs.	4,348							Rs.	14,096

(1)    Revenues for the three months ended June 30, 2026 and 2025 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.2,008 and Rs.1,528, respectively at cost.

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30,
Country	2026		2025
United States	Rs.	22,659	Rs.	36,544
India		17,758		15,387
Russia		9,033		7,082
Others(1)		31,255		26,439
	Rs.	80,705	Rs.	85,452

(1)       Others include Germany, the United Kingdom, Ukraine, Romania, Brazil and other countries across the world.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated

4.       Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	June 30, 2026		March 31, 2026
Cash on hand	Rs.	1	Rs.	1
Balances with banks		9,897		14,249
Term deposits with banks (original maturities less than 3 months)		1,306		1,118
Cash and cash equivalents in the statement of financial position	Rs.	11,204	Rs.	15,368
Bank overdrafts used for cash management purposes		5		-
Cash and cash equivalents in the statement of cash flows	Rs.	11,199	Rs.	15,368
Restricted cash balances included above
Balance in unclaimed dividend account	Rs.	73	Rs.	73
Other restricted cash balances		154		296
Total restricted cash balances	Rs.	227	Rs.	369

5.       Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding three months). The details of such investments as of June 30, 2026 and March 31, 2026 are as follows:

		As of June 30, 2026						As of March 31, 2026
	Category	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	FVTPL	Rs.	30,132	Rs.	4,761	Rs.	34,893	Rs.	31,462	Rs.	4,450	Rs.	35,912
In term deposits with banks	Amortized cost		32,614		-		32,614		34,331		-		34,331
In bonds	Amortized cost		2,716		-		2,716		2,203		-		2,203
		Rs.	65,462	Rs.	4,761	Rs.	70,223	Rs.	67,996	Rs.	4,450	Rs.	72,446
Non-current portion
In equity securities(1)	FVTOCI	Rs.	2,700	Rs.	(2,686)	Rs.	14	Rs.	2,700	Rs.	(2,685)	Rs.	15
In equity securities	FVTPL		920		308		1,228		920		(104)		816
In limited liability partnership firms	FVTPL		1,116		321		1,437		1,116		333		1,449
In term deposits with banks and financial institution	Amortized cost		2,000		-		2,000		2,000		-		2,000
In bonds	Amortized cost		4,929		-		4,929		5,943		-		5,943
Others	FVTPL		482		(9)		473		480		(8)		472
		Rs.	12,147	Rs.	(2,066)	Rs.	10,081	Rs.	13,159	Rs.	(2,464)	Rs.	10,695

(1)    Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of June 30, 2026 and March 31, 2026, the Company has recognized an unrealized loss of Rs.2,686 and Rs.2,685, respectively, in the OCI for the fair value changes.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.       Trade and other receivables

	As of
	June 30, 2026		March 31, 2026
Current
Trade and other receivables, gross	Rs.	102,366	Rs.	103,066
Less: Allowance for credit losses		(1,809)		(1,847)
Trade and other receivables, net	Rs.	100,557	Rs.	101,219

Pursuant to certain arrangements with banks, the Company sold to these banks certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank, after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the statements of financial position. As of June 30, 2026 and March 31, 2026, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.3,575 and Rs.2,626, respectively.

7.       Inventories

Inventories consist of the following:

	As of
	June 30, 2026		March 31, 2026
Raw materials	Rs.	19,947	Rs.	19,337
Work-in-progress		17,023		16,054
Finished goods (includes stock-in-trade)		34,557		33,100
Packing materials, stores and spares		8,946		8,040
	Rs.	80,473	Rs.	76,531

Details of inventories recognized in the interim income statement are as follows:

	For the three months ended June 30,
	2026		2025
Raw materials, consumables and changes in finished goods and work in progress	Rs.	30,403	Rs.	26,440
Inventory write-downs		3,451		1,635

Certain batches of Semaglutide were found to be out of specification due to an issue associated with the active pharmaceutical ingredient (API) used in the product. Consequently, based on its best estimate, the Company has made a provision of Rs.2,397 towards inventory and other associated costs during the three months ended June 30, 2026.

During the three months ended June 30, 2026 and 2025 an amount of Rs.377 and Rs.359, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.       Other assets

	As of
	June 30, 2026		March 31, 2026
Current
Balances and receivables from statutory authorities(1)	Rs.	23,230	Rs.	21,509
Government incentives receivables(2)		630		444
Prepaid expenses		2,592		2,075
Advances to vendors and employees		2,692		6,205
Others(3)		7,220		6,023
	Rs.	36,364	Rs.	36,256
Non-current
Security deposits	Rs.	947	Rs.	904
Others		164		322
	Rs.	1,111	Rs.	1,226

(1)    Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), value added tax, and from customs authorities of India.

(2)    Primarily consist of amounts receivable from various government authorities of India towards incentives under various government programs.

(3)    Others primarily includes security deposits, claims and other receivables.

Refer to Note 23 for further details and a breakup of financial and non-financial assets.

9.       Property, plant and equipment

	As of and for the three months ended		As of and for the year ended
	June 30, 2026		March 31, 2026
Opening balance	Rs.	115,930	Rs.	97,761
Cost of assets acquired during the period (including addition to right-of-use assets)		3,075		31,814
Net book value of assets disposed of during the period		(224)		(582)
Depreciation expense		(3,380)		(12,770)
Impairment loss (1)		-		(1,354)
Effect of changes in foreign exchange rates		148		1,061
Closing balance	Rs.	115,549	Rs.	115,930

(1)    Impairment losses recorded for the year ended March 31, 2026, consists of the following:

•         the Company discontinued development of conjugated estrogen at its site in Middleburgh, New York and recorded an impairment loss of Rs.535 in the Company’s Global Generics segment; and

•         the Company decided to discontinue certain of its research and development programs associated with its Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the development status and clinical trial outcomes, resulting in an impairment loss of Rs.885 relating to property, plant and equipment (including Capital-work-in-progress and Right-of-use assets) in the Company’s Global Generics segment.

In addition, the Company recorded the following impacts in the consolidated income statements:

-          Impairment of intangible assets of Rs.406; and

-          Other development program related wind down costs under Selling, general and administrative expenses of Rs.59.

For further details, refer to Note 11 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026.

Capital commitments

As of June 30, 2026 and March 31, 2026, the Company was committed to spend Rs.7,883 and Rs.9,716, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.    Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of June 30, 2026 and March 31, 2026:

	As of
	June 30, 2026		March 31, 2026
Opening Balance, gross	Rs.	29,841	Rs.	28,758
Effect of changes in foreign exchange rates		(33)		1,083
Impairment loss(1)		(16,948)		(16,948)
Closing balance, net	Rs.	12,860	Rs.	12,893

(1)    The impairment loss of Rs.16,948 includes the following:

•          Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

•          Rs.272 pertaining to the Company’s Nimbus Heath business, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the year ended March 31, 2023.

11.    Other intangible assets

	As of and for the three months ended		As of and for the year ended
	June 30, 2026		March 31, 2026
Opening balance	Rs.	105,059	Rs.	96,803
Cost of assets acquired during the period(1)		647		12,125
Net book value of assets disposed of during the period		-		(1,211)
Amortization expense		(1,992)		(7,985)
Impairment loss, net(2)		(15)		(2,164)
Effect of changes in foreign exchange rates		(96)		7,491
Closing balance	Rs.	103,603	Rs.	105,059

(1)    Additions during the year ended March 31, 2026 primarily consists of the following:

•         Rs.4,464 (U.S.$50.50) paid as consideration for the acquisition of STUGERON® and its locally recognized brands, covering 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as the key markets.

•         Rs.3,014 (U.S.$.32.15) paid as consideration to acquire the trademarks and related assets for Progynova® and Cyclo-Progynova® in India.

•         Rs.1,781 (U.S.$20) pertaining to the upfront consideration pursuant to acquisition of exclusive commercialization rights to eftilagimod alfa from Immutep Limited (“Immutep”) in all countries outside North America, Europe, Japan and Greater China. Of this amount U.S.$10 was refunded by Immutep to the Company, during the three months ended June 30, 2026, consequent to an unsatisfactory outcome of the futility analysis.

(Refer to Impairment recorded during the year ended March 31, 2026 for further details).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.    Other intangible assets (continued)

(2)    Impairment losses recorded for the year ended March 31, 2026 includes:

•         In March 2026, Immutep announced the discontinuation of the Phase III study in first line non-small cell lung cancer following the results of the futility analysis. As a result, the Company recorded an impairment loss of Rs.914 (U.S.$10) in the consolidated income statements forming part of the Global Generics segment.

•         Consequent to a decision to discontinue the research and development programs relating to its CAR-T program, the Company recorded impairment loss of Rs. 406 pertaining to product related intangibles associated with its CAR-T program. (Refer to note 9 of these interim financial statements for further details.)

•         Consequent to adverse market conditions affecting certain product related intangible assets acquired from Mayne Pharma Group Limited (“Mayne”), the Company recognized an impairment loss of Rs. 702 within its Global Generics segment.

Details of significant intangible assets as of June 30, 2026 are as follows:

Particulars of the asset	Acquired from	Carrying net book value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	Rs.	57,495
Select portfolio of branded generics business	Wockhardt Limited		9,835
daratamumab biosimilar HLX 15	Shanghai Henlius Biotech, Inc.		5,490
Antivertigo Brand Stugeron® in India	Janssen Pharmaceutica NV		4,305
Cardiovascular brand Cidmus® in India	Novartis AG		3,957
Progynova® and Cyclo-Progynova® in India	Mercury Pharma Group Limited		2,970

12.    Other liabilities

Other liabilities consist of the following

	As of
	June 30, 2026		March 31, 2026
Current
Accrued expenses	Rs.	27,786	Rs.	27,920
Employee benefits payable		3,925		6,102
Statutory dues payable		4,938		5,417
Deferred revenue		328		260
Advance from customers		1,416		1,321
Others(1)		5,131		9,239
	Rs.	43,524	Rs.	50,259
Non-current
Deferred revenue	Rs.	2,313	Rs.	2,436
Others		703		1,007
	Rs.	3,016	Rs.	3,443

(1)    Others include tender rebates payable and other liabilities linked to volume-based arrangements.

Refer to Note 23 for further details and a breakup of financial and non-financial liabilities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.    Loans and borrowings

Short-term borrowings

Short-term borrowings consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil and Mexico which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	June 30, 2026		March 31, 2026
Pre-shipment credit	Rs.	20,000	Rs.	19,600
Working capital borrowings		37,683		39,535
Bank overdraft		5		-
	Rs.	57,688	Rs.	59,135

The interest rate profile of short-term borrowings from banks is given below:

Currency(1)	Interest Rate(2)	Interest Rate(2)
	June 30, 2026	March 31, 2026
RUB	Key rate + 315 bps to 320 bps	Key rate + 348 bps to 398 bps
MXN	TIIE + 1.48%	TIIE + 1.35%
INR	T-bill + 35 bps to 105 bps	T-bill + 35 bps to 55 bps
Repo + 75 bps
BRL	CDI+1.48%	CDI+1.55%

(1)     “BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, and “RUB” means Russian roubles

(2)     “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “Repo” means the “Repurchasing option” rate published by the Reserve Bank of India,  “T-bill” means the India Treasury bill interest rate and “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	June 30, 2026				March 31, 2026
	Non – current		Current		Non – current		Current
Rupee term loan from bank to subsidiary(1)	Rs.	-	Rs.	-	Rs.	-	Rs.	3,799
Obligations under leases		11,884		2,380		12,203		2,204
	Rs.	11,884	Rs.	2,380	Rs.	12,203	Rs.	6,003

(1)     The Rupee term loan obtained by the Company’s subsidiary, Aurigene Pharmaceutical Services Limited was repaid as of June 30, 2026.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of March 31, 2026 is:

•         3 Months India Treasury bill interest rate + 84bps.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.56,471 and Rs.49,109 as of June 30, 2026 and March 31, 2026, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.    Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the three months ended June 30, 2026, and for the year ended March 31, 2026:

	As of
	June 30, 2026		March 31, 2026
	Number	Amount	Number	Amount
Opening number of equity shares/share capital	834,656,970	Rs.835	834,455,365	Rs.834
Add: Equity shares issued pursuant to employee stock option plans(1)	18,830	-*	201,605	1
Closing number of equity shares/share capital	834,675,800	Rs.835	834,656,970	Rs.835
Treasury shares(2)	1,691,660	Rs.1,562	1,965,575	Rs.1,815

* Rounded to the nearest million.

(1)     During the three months ended June 30, 2026 and the year ended March 31, 2026, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.1, Rs.521, Rs.563, Rs.736, Rs.781 or Rs.1,060 per share.

(2)     Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the three months ended June 30, 2026 and the year ended March 31, 2026, the equity shares issued pursuant to the exercise of options and their exercise prices were as follows:

Dr. Reddy’s Employees Stock Option Scheme, 2018	Options	Range of Exercise price
During the three months ended June 30, 2026	273,915	Rs. 521.40 to Rs.. 1,060.20
During the year ended March 31, 2026	486,685	Rs. 521.40 to Rs. 1,060.20

Upon the exercise of options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”.

Recording of Dividends

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors.

Proposed Dividend

At the Company’s Board of Directors’ meeting held on May 12, 2026, the Board proposed a dividend of Rs.8 per share, and aggregating to Rs.6,677. Such dividend is subject to approval of the Company’s shareholders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15.    Revenue from contracts with customers

	For the three months ended June 30,
	2026		2025
Sales	Rs.	78,609	Rs.	82,666
Service income		1,592		1,148
License fees		504		1,638
	Rs.	80,705	Rs.	85,452

Refer to Note 3 (“Segment reporting”) for details on revenues by geography.

Refund liabilities on account of sales returns amounting to Rs.5,992 and Rs.6,614 as of June 30, 2026 and March 31, 2026, respectively, have been included in provisions forming part of current liabilities.

16.  Other income

Other income, net consists of the following:

	For the three months ended June 30,
	2026		2025
(Gain) / loss on sale/disposal of non-current assets, net	Rs.	(368)	Rs.	40
Sale of spent chemicals		(150)		(89)
Scrap sales		(79)		(106)
Miscellaneous income, net		(248)		(584)
	Rs.	(845)	Rs.	(739)

17.  Finance income/ (expense), net

Finance income/ (expense), net consists of the following:

	For the three months ended June 30,
	2026		2025
Interest income	Rs.	999	Rs.	1,128
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		1,081		730
Foreign exchange gain/(loss), net		909		542
Finance income (A)	Rs.	2,989	Rs.	2,400
Interest expense		(1,255)		(830)
Finance expense (B)	Rs.	(1,255)	Rs.	(830)
Finance income/(expense), net [(A)+(B)]	Rs.	1,734	Rs.	1,570

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18.    Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual effective income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the three months ended June 30,
	2026		2025
Effective tax rate		21.32%		25.99%
Tax expense	Rs.	1,178	Rs.	4,951
Tax expense/(benefit) recognized directly in the OCI	Rs.	331	Rs.	33

The Company’s effective tax rate for the three months ended June 30, 2026 was lower as compared to the three months ended June 30, 2025. The decrease in effective tax rates was primarily on account of:

•         the reversal of previously recognized tax provisions consequent to the favorable resolution of a tax assessment pertaining to an earlier year; and

•         a decrease in the proportion of the Company’s profits coming from higher tax jurisdictions and an increase in the proportion of profits from lower tax jurisdictions for the period ended June 30, 2026, as compared to the period ended June 30, 2025; and

Tax (benefits)/expenses recognized directly in the OCI primarily relates to tax effects on the changes in fair value of cash flow hedges.

19.    Nature of expenses

The following table shows supplemental information related to certain “nature of expense” items for three months ended June 30, 2026 and 2025:

	For the three months ended June 30,
Depreciation	2026		2025
Cost of revenues	Rs.	2,289	Rs.	1,956
Selling, general and administrative expenses		746		608
Research and development expenses		345		330
	Rs.	3,380	Rs.	2,894

	For the three months ended June 30,
Amortization	2026		2025
Cost of revenues	Rs.	-	Rs.	-
Selling, general and administrative expenses		1,978		1,858
Research and development expenses		14		13
	Rs.	1,992	Rs.	1,871

	For the three months ended June 30,
Employee benefits	2026		2025
Cost of revenues	Rs.	3,819	Rs.	3,858
Selling, general and administrative expenses		11,058		9,531
Research and development expenses		1,638		1,646
	Rs.	16,515	Rs.	15,035

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.    Employee benefit plans

A.      Impact of the New Labour Codes:

The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows: Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the “New Labour Codes”). The New Labour Codes are effective from November 21, 2025 and introduce changes that include, among other things, setting a uniform definition of wages. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.

The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of Rs.1,170 towards employee benefits during the year ended March 31, 2026. The Company continues to monitor the developments pertaining to the implementation of the New Labour Codes, including the related rules thereto and the impact of these will be accounted in accordance with applicable accounting standards.

B.      Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The liability/(asset) recorded by the parent company towards this obligation was Rs.(77) and Rs.(16) as of June 30, 2026 and March 31, 2026, respectively. The Company made contributions of Rs.0 and Rs.1,844 to the Gratuity Fund during the three months ended June 30, 2026 and the year ended March 31, 2026, respectively.

C.      Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.896 and Rs.1,018 as of June 30, 2026 and March 31, 2026, respectively.

21.    Share based payments

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the three months ended June 30, 2026 under the above plans were as follows:

Particulars	Grant Date	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 11, 2026	376,115	Rs.	1,293.90	3 years	5 years
DRL 2018 Plan	May 11, 2026	816,119	Rs.	1,293.90	3 years	5 years

The terms and conditions of the grants made during the three months ended June 30, 2025 under the above plans were as follows:

Particulars	Grant Date	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 9, 2025	353,057	Rs.	1,162.00	3 years	5 years
DRL 2018 Plan	May 9, 2025	915,763	Rs.	1,162.00	3 years	5 years

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.  Share based payments (continued)

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (its “option life”) is estimated based on the vesting term and contractual term.

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 11, 2026		May 9, 2025
Expected volatility		22.50%		24.99%
Exercise price	Rs.	1,293.90	Rs.	1,162.00
Option life		5.5 Years		5.5 Years
Risk-free interest rate		6.12%		6.16%
Expected dividends		0.63%		0.69%
Grant date share price	Rs.	1,279.90	Rs.	1,155.90

Share-based payment expense

	For the three months ended June 30,
	2026		2025
Equity settled share-based payment expense(1)	Rs.	97	Rs.	112
Cash settled share-based payment expense(2)		104		280
	Rs.	201	Rs.	392

(1)     As of June 30, 2026 and June 30, 2025, there was Rs.750 and Rs.732, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.25 years and 2.23 years, respectively.

(2)     Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash.  These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the Company. These awards entitle the employees to a cash payment on the vesting date.  The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of June 30, 2026 and 2025, there was Rs.882 and Rs.858, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.90 years and 2.12 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

22.    Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which key management personnel have control or significant influence

•         Green Park Hotel and Resorts Limited for hotel services;

•         Green Park Hospitality Services Private Limited for catering and other services availed;

•         Dr. Reddy’s Foundation towards contributions for social development;

•         Indus Projects Private Limited for engineering services relating to civil works;

•         Dr. Reddy’s Institute of Life Sciences for research and development services availed;

•         Stamlo Industries Limited for hotel services;

•         Iosynth Labs Private Limited for research and development services; and

•         Zenfold Sustainable Technology Private Limited for sale and purchase of goods (a related party effective as of July 27, 2024).

Joint Venture and Associates

•         Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, for research and development services;

•         Kunshan Rotam Reddy Medicine Company Limited (a subsidiary of Kunshan Rotam Reddy Pharmaceuticals Company Limited) for sale of goods;

•         O2 Renewable Energy IX Private Limited for an investment;

•         Clean Renewable Energy KK2A Private Limited for purchase of solar power and for an investment; and

•         DRES Energy Private Limited for purchase of solar power and lease rentals received.

“Key management personnel” (“KMP”) consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 20 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.    Related parties (continued)

The following is a summary of significant related party transactions:

	For the three months ended June 30,
	2026		2025
Transactions with relatives of KMP or enterprises over which KMP have control or significant influence
Catering expenses	Rs.	121	Rs.	73
Civil works		27		81
Contributions towards social development		172		149
Research and development services		41		57
Hotel expenses		14		16
Facility management services		12		5
Lease rentals paid		10		10
Salaries to relatives of key management personnel		6		7
Purchase of goods		36		27
Sale of goods		2		1
Transactions with Joint Venture and Associates
Investment in O2 Renewable Energy IX Private Limited		-		51
Purchase of solar power		126		38
Sale of goods		11		14
Lease rentals received		-*		-*

* Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	June 30, 2026		March 31, 2026
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	14	Rs.	45
Kunshan Rotam Reddy Medicine Company Limited	Rs.	18	Rs.	62
Key management personnel and close members of their families		8		8

The Company had the following amounts due to related parties as of the following dates:

	As of
	June 30, 2026		March 31, 2026
Zenfold Sustainable Technology Private Limited	Rs.	32	Rs.	12
Indus Projects Private Limited		14		19
Green Park Hospitality Services Private Limited		-		-*
DRES Energy Private Limited		-		16
Green Park Hotels and Resorts Limited		-		-*

* Rounded to the nearest million.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.    Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the three months ended June 30,
	2026		2025
Salaries and other benefits	Rs.	275	Rs.	214
Contributions to defined contribution plans		10		9
Commission to directors		106		106
Share-based payments expense		44		45
	Rs.	435	Rs.	374

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

23.    Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of June 30, 2026 and March 31, 2026 were as follows:

		As of June 30, 2026				As of March 31, 2026
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	11,204	Rs.	11,204	Rs.	15,368	Rs.	15,368
Other investments	Refer to Note 5		80,304		80,304		83,141		83,141
Trade and other receivables	Amortized cost		100,557		100,557		101,219		101,219
Derivative financial assets	FVTPL		510		510		155		155
Other assets(1)	Amortized cost		5,083		5,083		7,267		7,267
Total		Rs.	197,658	Rs.	197,658	Rs.	207,150	Rs.	207,150
Liabilities:
Trade and other payables	Amortized cost	Rs.	37,497	Rs.	37,497	Rs.	33,411	Rs.	33,411
Derivative financial liabilities	FVTPL		5,048		5,048		6,898		6,898
Long-term borrowings	Amortized cost		14,264		14,264		18,206		18,206
Short-term borrowings	Amortized cost		57,688		57,688		59,135		59,135
Other liabilities and provisions(2)	See below discussion in this Note 23		39,481		39,481		44,012		44,012
Total		Rs.	153,978	Rs.	153,978	Rs.	161,662	Rs.	161,662

(1)    Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of Rs.32,392 and Rs.30,215 as of June 30, 2026 and March 31, 2026, respectively, are not included.

(2)    Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.14,125 and Rs.17,239 as of June 30, 2026 and March 31, 2026, respectively, are not included.

Other liabilities and provisions includes amounts measured at amortized cost of Rs. 39,481 and Rs.43,792 as of June 30, 2026 and March 31, 2026, respectively, and contingent consideration measured at FVTPL of Rs. 0 and Rs.220 as of June 30, 2026 and March 31, 2026, respectively.

For trade receivables, trade payables, other assets and other liabilities maturing within one year from the reporting date, the carrying amounts approximate fair value due to the short maturity of these instruments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.    Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2026:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	34,893	Rs.	-	Rs.	-	Rs.	34,893
FVTPL - Financial asset - Investment in limited liability partnership firms(2)		-		-		1,437		1,437
FVTPL - Financial asset - Investments in equity securities		1,228		-		-		1,228
FVTPL – Financial asset – Investments in others		-		-		473		473
FVTOCI - Financial asset - Investments in equity securities		13		-		1		14
Derivative financial instruments – net (loss) on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(4,538)		-		(4,538)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2026:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	35,912	Rs.	-	Rs.	-	Rs.	35,912
FVTPL - Financial asset - Investment in limited liability partnership firm(2)		-		-		1,449		1,449
FVTPL - Financial asset - Investments in equity securities		816		-		-		816
FVTPL – Financial asset - Investments in others		-		-		472		472
FVTOCI - Financial asset - Investments in equity securities		14		-		1		15
Derivative financial instruments - net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(6,743)		-		(6,743)
FVTPL – Financial liability - Contingent consideration(3)		-		-		(220)		(220)

(1)     The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives are valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

(2)     Fair value of these instruments is determined based on an independent valuation report, which considers the net asset value method.

(3)     Represents contingent consideration paid during the three months ended June 30, 2026 pursuant to acquisition of select divisions of branded generics business from Wockhardt Limited during the year ended March 31, 2021.

As of June 30, 2026 and March 31, 2026, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.    Financial instruments (continued)

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, Euros, and Mexican pesos, and foreign currency debt (in Russian roubles, Mexican pesos, and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments such as borrowings as part of its foreign currency exposure risk mitigation strategy.

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes. The Company does not have any significant long term borrowings. Hence, the interest rate risk on borrowings is not significant.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable period ended:

	For the three months ended June 30,
	2026		2025
Net (loss)/gain recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(21)	Rs.	(19)
Net gain/(loss) recognized in OCI in respect of hedges of highly probable forecast transactions.		1,324		130
Net (loss)/gain reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		(728)		(367)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.231 as of June 30, 2026, as compared to a loss of Rs.1,555 as of March 31, 2026.

24.    Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Note 31 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended 2026 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of the authorization of the interim financial statements (i.e., July 22, 2026), of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.    Contingencies (continued)

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall in the United States of its generic ranitidine products, at the retail level for over-the-counter products and at the consumer level for prescription products, due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. Food and Drug Administration (“U.S. FDA”). On April 1, 2020, the U.S. FDA requested manufacturers to withdraw all ranitidine products from the U.S. market.

Federal Multidistrict Litigation - MDL 2924

The Company and/or one or more of its affiliates were named as defendants in thousands of federal lawsuits related to ranitidine. In 2020, these lawsuits were consolidated for pre-trial purposes into In re Zantac (Ranitidine) Products Liability Litigation (MDL No. 2924) (“MDL 2924”), a multi-district litigation in the U.S. District Court for the Southern District of Florida.

On December 31, 2020, the MDL 2924 court dismissed all claims asserted against generic manufacturers based on federal preemption, with leave to amend certain causes of action. On July 8, 2021, all the amended causes of action against generic manufacturers were dismissed with prejudice. On November 7, 2022, the U.S. Court of Appeals for the 11th Circuit affirmed dismissal of the third-party payor claims. On December 6, 2022, May 15, 2023, and July 14, 2023, the MDL 2924 court entered Daubert and summary judgment rulings dismissing all designated and non-designated cancer personal injury claims against all defendants, including generic manufacturers, and on July 26, 2023, dismissed all economic loss class actions and granted summary judgment in medical monitoring class actions. Final judgments in favor of all defendants were entered on September 26, 2023 and November 14, 2023.

On December 26, 2023, the 11th Circuit consolidated the MDL 2924 appeals. Plaintiffs filed opening briefs on April 10, 2024, defendants filed briefs on July 25, 2024, and plaintiffs filed reply briefs on November 8, 2024. Oral argument occurred on October 10, 2025.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements.

State Court Ranitidine-related Actions

Ranitidine-related actions were also filed against the Company in various U.S. state courts. The New Mexico Attorney General filed an action asserting public nuisance and negligence claims, and the court denied the generic defendants’ preemption motion to dismiss; trial was scheduled for September 15, 2025, and the parties requested a continuance. The City of Baltimore filed a similar action, which was dismissed with prejudice as to the generic manufacturers. In January 2021, the Company was served in a California Proposition 65 action, and on May 7, 2021, the court dismissed the claims against generic manufacturers without leave to amend; the dismissal was affirmed on appeal, and the California Supreme Court denied review.

More than 360 private plaintiffs filed ranitidine-related actions against the Company in California, Illinois, New Jersey, New York, and Pennsylvania. The Company has been voluntarily dismissed from all cases filed in New Jersey, New York, and Pennsylvania. In Illinois, the cases were consolidated for pre-trial proceedings, and on August 17, 2023, the trial court dismissed all claims against generic manufacturers with prejudice based on federal preemption. On June 30, 2025, the Illinois First District affirmed judgment in favor of the generic manufacturers in the Valadez matter, and on September 24, 2025, the Illinois Supreme Court denied the petition for leave to appeal. In California, approximately 214 cases against the Company were coordinated in Judicial Council Coordination Proceedings in Alameda County, and on December 23, 2024, the Company entered into a confidential master settlement agreement to resolve the California cases pending against it. As of May 5, 2026, all of those cases have been dismissed pursuant to the settlement. On June 12, 2026, the Company entered into a confidential master settlement agreement to resolve the 92 pending Illinois cases against it, subject to Plaintiffs securing sufficient executed agreements prior to approximately December 9, 2026.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24. Contingencies (continued)

Indirect taxes related matters

Field tax audit:

During the year ended March 31, 2026, based on a final order received from the Federal Tax Service authority in respect of one of its foreign subsidiaries, the Company had recorded a VAT provision of Rs. 1,836 (including provision of Rs.1,141 recorded during the three months ended March 31, 2026) under “Selling, general and administrative expenses” including applicable interest and penalties and covering the periods both under audit as well as subsequent period up to March 31, 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable. This transaction pertains to the Company’s Global Generics segment.

Goods and Services Tax matters:

a.        In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly claimed an input tax credit of Rs.307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company’s right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order with the Commissioner of Goods and Services Tax (Appeals). The Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company’s right to claim such input tax credit. The Company filed an appeal against such order before the Hon’ble High Court of Telangana.

The Company believes that it has correctly distributed and claimed the input tax credit within the provisions of applicable laws and hence no additional liability will accrue in this regard.

b.       The Company has also received an order from Goods and Services Tax (“GST”) authorities of various states in respect of its claimed input tax credit on education cess. The Company has filed an appeal against these orders before the Hon’ble High Court of Telangana and recorded a provision of Rs.31 as of March 31, 2026.

In both the above-mentioned cases, pursuant to the constitution of the Goods and Services Tax Appellate Tribunal (“GSTAT”), which is the designated appellate authority under the GST law, the Company has withdrawn the appeal pending before the Hon’ble High Court of Telangana and has filed an appeal before GSTAT.

c.        In February 2022, the Company paid under protest an amount of Rs.123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show-cause notice dated July 5, 2024. Aggrieved by the order, the Company filed an appeal before the first appellate authority. The appellate authority passed an order on February 27, 2026 sustaining the demand confirmed by the Additional Commissioner of GST.

The Company has filed the appeal in this regard before the GSTAT and believes the demand in such order is not enforceable and the likelihood of any liability is not probable.

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The total disputed amount is Rs.482. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are not probable. Accordingly, no provision is made in these interim financial statements as of June 30, 2026.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25.  Geopolitical Conflicts

The Company considered the uncertainties relating to ongoing geopolitical instability and armed conflicts and hostilities (including in Russia and Ukraine and the Middle East) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of these conflicts is difficult to predict, and any of them could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of these conflicts, including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia as well as disruptions in global trade routes and transportation infrastructure arising from ongoing conflicts in the Middle East. For this purpose, the Company considered internal and external sources of information up to the date of authorization of these interim financial statements (i.e., July 22, 2026).

Based on its judgments, estimates and assumptions expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the three months ended June 30, 2026, the impact of such instability, conflicts and disruptions on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future geopolitical and economic conditions.

26.    Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections of facilities of the Company which were carried out or remained open during the period ended June 30, 2026:

	Unit	Details of observations
June 2026	Biologics, Hyderabad, India

Seven observations were noted in the inspection conducted by the U.S. FDA between June 16-25, 2026, to which the Company has responded within the stipulated timelines.

This is in continuation of the earlier inspections conducted by the U.S.FDA in October 2023 and September 2025.

September 2025	API Mirfield, Yorkshire, UK	Seven observations were noted in the U.S. FDA inspection conducted from September 1-5, 2025. The Company has responded to all related communications within the stipulated timelines.

27.    Subsequent events

Please refer to Note 24 of these interim financial statements for the details of subsequent events relating to contingencies.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2026, and the interim financial statements included in our reports on Form 6-K for the three months ended June 30, 2026, all of which are on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Annual Report on Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Three months ended June 30, 2026 compared to the three months ended June 30, 2025

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

Revenues

	For the three months ended June 30,
	2026			2025
	Rs. in		% of	Rs. in		% of	Increase/
	millions		Revenues	millions		Revenues	(Decrease)
Revenues	Rs.	80,705	100.0%	Rs.	85,452	100.0%	(6)%
Gross profit		37,540	46.5%		48,627	56.9%	(23)%
Selling, general and administrative expenses		28,820	35.7%		25,647	30.0%	12%
Research and development expenses		5,766	7.1%		6,244	7.3%	(8)%
Impairment of non-current assets		15	0.02%		-	0.0%	NA
Other income, net		(845)	(1.0)%		(739)	(0.9)%	14%
Results from operating activities		3,784	4.7%		17,475	20.5%	(78)%
Finance income, net		1,734	2.1%		1,570	1.8%	10%
Share of profit of equity accounted investees, net of tax		8	0.0%		2	0.0%	300%
Profit before tax		5,526	6.8%		19,047	22.3%	(71)%
Tax expense, net		1,178	1.5%		4,951	5.8%	(76)%
Profit for the period	Rs.	4,348	5.4%	Rs.	14,096	16.5%	(69)%

Attributable to:
Equity holders of the parent company		4,435	5.5%		14,178	16.6%	(69)%
Non-controlling interests		(87)	(0.1)%		(82)	(0.1)%	6%

Our overall consolidated revenues were Rs.80,705 million for the three months ended June 30, 2026, a decrease of 6% as compared to Rs.85,452 million for the three months ended June 30, 2025.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended June 30,
	2026			2025
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	71,993	89%	Rs.	75,620	88%	(5)%
Pharmaceutical Services and Active Ingredients (“PSAI”)		8,519	11%		8,181	10%	4%
Others		193	0%		1,651	2%	(88)%
Total	Rs.	80,705	100%	Rs.	85,452	100%	(6)%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.71,993 million for the three months ended June 30, 2026, a decrease of 5% as compared to Rs.75,620 million for the three months ended June 30, 2025. The decrease was primarily on account of a decline in revenues from North America (the United States and Canada). This decrease was partially offset by an increase in three of four business geographies of this segment: “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Colombia, Vietnam and China), India and Europe (which also includes the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category acquired from Haleon UK (the “NRT business”).

Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the decrease was primarily attributable to the following factors:

•         a decrease of approximately 17% resulting from the net impact of changes in sales prices of certain of our existing products in this segment;

•         a decrease of approximately 6% resulting from the net impact of changes in sales volumes of certain of our existing products in this segment; and

the foregoing was largely offset by

•         an increase of approximately 9% resulting from additional revenues from new products launched between July 1, 2025 and June 30, 2026 and

•         an increase of approximately 1% resulting from additional revenues from acquisitions between July 1, 2025 and June 30, 2026.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America were Rs.22,048 million for the three months ended June 30, 2026, a decrease of 35% as compared to Rs.34,123 million for the three months ended June 30, 2025. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 41% in the three months ended June 30, 2026 as compared to the three months ended June 30, 2025, primarily on account of a net decrease in sales prices and volumes of certain existing products.

During the three months ended June 30, 2026, we launched six new products in North America, of which three were launched in the United States.

During the three months ended June 30, 2026, five new ANDAs and one new NDA were filed with the U.S. FDA. As of June 30, 2026, we had 79 filings pending approval with the U.S. FDA, which includes 76 ANDAs and 3 NDAs filed under section 505(b)(2). Out of these 76 ANDA filings, 45 are Paragraph IV filings and we believe we are the first to file with respect to 24 of these filings.

Europe: Our Global Generics segment’s revenues from Europe were primarily derived from Germany, the United Kingdom, Spain, France, and Italy as well as the NRT business. Such revenues from Europe were Rs.14,440 million for the three months ended June 30, 2026, an increase of 13% as compared to Rs.12,744 million for the three months ended June 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the revenues for the three months ended June 30, 2026 were at similar levels as the revenues for the three months ended June 30, 2025. The foregoing was primarily on account of additional revenues from new products launched between July 1, 2025 and June 30, 2026, which was offset by a net decrease in sales prices of certain of our existing products. During the three months ended June 30, 2026, we launched 24 new generic products in Europe.

India: Our Global Generics segment’s revenues from India for the three months ended June 30, 2026 were Rs. 17,177 million, an increase of 17% as compared to Rs.14,711 million for the three months ended June 30, 2025. This increase was largely attributable to increases in sales prices and volumes of certain of our existing products and additional revenues from new products launched and acquisitions between July 1, 2025 and June 30, 2026. During the three months ended June 30, 2026, we launched seven new brands in India.

According to IQVIA, in its report for the three months ended June 30, 2026, our secondary sales in India grew by 14.6% during such period, as compared to the India pharmaceutical market’s growth of 13.5%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania, and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Colombia, Vietnam and China) for the three months ended June 30, 2026 were Rs. 18,328 million, an increase of 31% as compared to Rs.14,042 million for the three months ended June 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was primarily attributable to additional revenues from new products launched between July 1, 2025 and June 30, 2026. During the three months ended June 30, 2026, we launched 43 new products across geographies in Emerging Markets.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended June 30, 2026 were Rs.9,034 million, an increase of 28% as compared to Rs.7,082 million for the three months ended June 30, 2025. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 2%. The increase in revenues was primarily on account of a net increase in sales prices of certain of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended June 30, 2026 were 48% of our total revenues from Russia.

According to IQVIA, as per its report for the three months ended May 31, 2026, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	Three Months Ended May 31, 2026
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	12.1%	(0.1)%	21.4%	6.1%
Over-the-counter (OTC)	9.6%	2.1%	7.8%	3.5%
Total (Rx + OTC)	10.9%	1.3%	15.2%	4.3%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,190 million for the three months ended June 30, 2026, an increase of 12% as compared to Rs.1,952 million for the three months ended June 30, 2025. This increase was largely attributable to a net increase in sales volumes of certain of our existing products and favorable currency exchange rate fluctuations, both of which were offset by a net decrease in sales prices of certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, and other countries of the former Soviet Union, Romania, and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.7,104 million for the three months ended June 30, 2026, an increase of 42% as compared to Rs.5,008 million for the three months ended June 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the increase was largely attributable to additional revenues from new products launched between July 1, 2025 and June 30, 2026 and a net increase in sales volumes of certain of our existing products, both of which were partially offset by a net decrease in sales prices of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended June 30, 2026 were Rs.8,519 million, an increase of 4% as compared to Rs.8,181 million for the three months ended June 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the revenues  for the three months ended June 30, 2026 declined primarily on account of a net decrease in sales volumes and prices of certain of our existing products.

During the three months ended June 30, 2026, no new U.S. Drug Master Files (“DMFs”) were filed.

Gross Profit

Our total gross profit was Rs.37,540 million for the three months ended June 30, 2026, representing 46.5% of our revenues for that period, as compared to Rs.48,627 million for the three months ended June 30, 2025, representing 56.9% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended June 30,
	2026			2025
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	37,123	51.6%	Rs.	46,086	60.9%
PSAI		381	4.5%		1,082	13.2%
Others		36	18.4%		1,459	88.4%
Total	Rs.	37,540	46.5%	Rs.	48,627	56.9%

The gross profit margin from our Global Generics segment decreased to 51.6% of this segment’s revenues for the three months ended June 30, 2026, from 60.9% for the three months ended June 30, 2025. This decrease was primarily on account of price erosion in certain existing products and unfavorable changes in our product mix (i.e., a decrease in the proportion of profits from products with higher profit margins and an increase in the proportion from products with lower profit margins), both of which were partially offset by favorable currency exchange rate fluctuations. The margin for the three months ended June 30, 2026 was further impacted by a provision towards inventory and other associated costs related to semaglutide (as described in Note 7 of these interim financial statements).

The gross profit margin from our PSAI segment decreased to 4.5% of this segment’s revenues for the three months ended June 30, 2026, from 13.2% for the three months ended June 30, 2025. This decrease was primarily on account of a provision towards inventory and other associated costs related to semaglutide (as described in Note 7 of these interim financial statements).

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.28,820 million for the three months ended June 30, 2026, an increase of 12% as compared to Rs.25,647 million for the three months ended June 30, 2025. This increase was largely attributable to the following:

•         a 6% increase due to higher personnel costs, primarily on account of annual raises and new hires;

•         a 3% increase due to higher freight outwards expenses, primarily on account of an impact arising from geo-political disruptions; and

•         a 3% increase due to higher spending on other costs, including depreciation and amortization.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 35.7% for the three months ended June 30, 2026 from 30.0% for the three months ended June 30, 2025.

Research and development expenses

Our research and development expenses were Rs.5,766 million for the three months ended June 30, 2026, a decrease of 8% as compared to Rs.6,244 million for the three months ended June 30, 2025. This decrease was primarily on account of lower developmental expenditures on certain projects for our biosimilar and generics businesses.

As a proportion of our total revenues, our research and development expenses decreased to 7.1% for the three months ended June 30, 2026, as compared to 7.3% for the three months ended June 30, 2025.

Impairment of non-current assets

Our impairment of non-current assets was a charge of Rs.15 million for the three months ended June 30, 2026.

Other income, net

Our net other income was Rs.845 million for the three months ended June 30, 2026, as compared to Rs.739 million for the three months ended June 30, 2025.

Finance income, net

Our net finance income was Rs.1,734 million for the three months ended June 30, 2026, as compared to Rs.1,570 million for the three months ended June 30, 2025. This increase in net finance income was due to the following:

•         net foreign exchange gain of Rs.909 million for the three months ended June 30, 2026, as compared to Rs.542 million for the three months ended June 30, 2025;

•         an increase in fair value changes and profit on sale of units of mutual funds and other investments to Rs.1,081 million for the three months ended June 30, 2026, as compared to Rs.730 million for the three months ended June 30, 2025; and

•         the foregoing was partially offset by net interest expense of Rs.256 million for the three months ended June 30, 2026, as compared to net interest income of Rs.298 million for the three months ended June 30, 2025.

Profit before tax

As a result of the above, our profit before tax was Rs.5,526 million for the three months ended June 30, 2026, as compared to Rs.19,047 million for the three months ended June 30, 2025.

Tax expense

Our consolidated effective tax rate was 21.32% for the three months ended June 30, 2026, as compared to 25.99% for the three months ended June 30, 2025. (Refer to Note 18 of the interim financial statements in this report for further details).

Our tax expense was Rs.1,178 million for the three months ended June 30, 2026, as compared to Rs.4,951 million for the three months ended June 30, 2025.

Profit for the period

As a result of the above, our profit for the three months ended June 30, 2026 was Rs.4,348 million, representing 5.4% of our total revenues for such period, as compared to Rs.14,096 million for the three months ended June 30, 2025, representing 16.5% of our total revenues for such period.

Profit after tax attributable to the equity holders of the parent company was Rs.4,435 million for the three months ended June 30, 2026, representing 5.5% of our total revenues for such period, as compared to Rs.14,178 million for the three months ended June 30, 2025, representing 16.6% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development. Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements, in both the short term (i.e., the 12 months following the period ended June 30, 2026) and the long term (i.e., beyond such 12-month period).

As of June 30, 2026, we had working capital of Rs.141,990 million, including cash and cash equivalents of Rs.11,204 million, investments in term deposits with banks, bonds and commercial papers of Rs.35,330 million and investments in units of mutual funds of Rs.34,893 million. As of March 31, 2026, we had working capital of Rs.134,409 million, including cash and cash equivalents of Rs.15,368 million, investments in term deposits with banks, bonds and commercial papers of Rs.36,534 million and investments in units of mutual funds of Rs.35,912 million.

Principal Debt Obligations

As of June 30, 2026, the principal debt obligations in the form of short-term borrowings comprised of pre-shipment credit of Rs.20,000 million and working capital borrowings of Rs.37,683 million.

The interest rate profile for short-term borrowings is given below:

June 30, 2026
Currency(1)	Interest Rate(2)
RUB	Key rate + 315 bps to 320 bps
MXN	TIIE + 1.48%
BRL	CDI+1.48%
INR	T-bill + 35 bps to 105 bps

(1)     “BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles.

(2)     “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “T-bill” means the India Treasury bill interest rate and “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the three months ended June 30,
	2026		2025
	(Rs. in millions)
Net cash from/(used in):
Operating activities.	Rs.	(927)	Rs.	14,629
Investing activities		3,836		(19,192)
Financing activities		(7,117)		(1,203)
Net increase in cash and cash equivalents	Rs.	(4,208)	Rs.	(5,766)

In addition to cash, inventory and accounts receivable, our uncommitted lines of credit included Rs.56,471 million available in credit under revolving credit facilities with banks as of June 30, 2026.

Cash Flows from Operating Activities

The net result of our operating activities was a net cash outflow of Rs.927 million for the three months ended June 30, 2026, as compared to a net cash inflow of Rs.14,629 million for the three months ended June 30, 2025. Accordingly, our net cash inflow decreased by Rs.15,556 million during the three months ended June 30, 2026, as compared to the three months ended June 30, 2025, primarily due to decrease in profit after tax and increase in working capital requirements as described below.

The increase in our working capital requirements was due to an increase in other assets and other liabilities, net by Rs.10,594 million for the three months ended June 30, 2026, as compared to an increase in other assets and other liabilities, net of Rs.3,437 million for the three months ended June 30, 2025. Such increase was primarily on account of a payment towards a shelf stock adjustment claim, other liabilities linked to volume-based arrangements, the payment of amounts due to government authorities and an increase in balances with statutory authorities.

For the three months ended June 30, 2026, and 2025, our profit after tax was Rs.4,348 million and Rs.14,096 million, respectively.

Further, our average days’ sales outstanding (“DSO”) as of June 30, 2026 and June 30, 2025 were 108 days and 93 days, respectively. The increase in our DSO was primarily on account of changes in the mix of our receivables, due to an increase in the proportion of our receivables having longer credit periods in the United States as of June 30, 2026.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash inflow of Rs.3,836 million and net cash outflow of Rs.19,192 million for the three months ended June 30, 2026, and 2025, respectively. This change of Rs.23,028 million was primarily on account of the following:

•         proceeds from sale of other investments, net of purchases, of Rs.3,902 million for the three months ended June 30, 2026, as compared to net purchase of other investments of Rs.9,861 million for the three months ended June 30, 2025; and

•         the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.1,231 million for the three months ended June 30, 2026, as compared to Rs. 10,115 million for the three months ended June 30, 2025.

Cash Flows used in Financing Activities

Our financing activities resulted in net cash outflows of Rs.7,117 million and Rs.1,203 million for the three months ended June 30, 2026, and 2025, respectively. This change was primarily on account of the following:

•         repayment of long-term borrowings of Rs.3,799 million for the three months ended June 30, 2026, as compared to Rs.0 for the three months ended June 30, 2025; and

•         net repayment of short-term borrowings of Rs.1,709 million for the three months ended June 30, 2026, as compared to net proceeds of Rs.70 million for the three months ended June 30, 2025.

ITEM 4. OTHER MATTERS

Appointment of Independent Registered Public Accounting Firm for filing with the U.S. Securities and Exchange Commission:

Basis the recommendation of the Audit Committee, the Company’s Board of Directors at its meeting held on July 22, 2026, approved the appointment of M/s Deloitte Haskins & Sells, LLP, as the independent registered public accounting firm of the Company. M/s Deloitte Haskins & Sells, LLP will audit the financial statements of the Company to be included in the Company’s Annual Report on Form 20-F and review the interim financial statements to be filed with the U.S. Securities and Exchange Commission.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Review report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: July 22, 2026	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary